EXHIBIT 99.1

Colliers Issues Notice of Redemption for Convertible Notes

TORONTO, April 04, 2023 (GLOBE NEWSWIRE) --  Colliers International Group Inc. (TSX and NASDAQ: CIGI) ("Colliers") announced today that it has issued a notice of redemption to all holders of its previously issued 4.00% convertible senior subordinated notes due 2025 (the “Convertible Notes”). As at the date hereof, US$230 million of principal amount is outstanding pursuant to the Convertible Notes.

The applicable redemption date shall be June 1, 2023 (the “Redemption Date”), and Colliers will, in accordance with the terms and conditions of the indenture governing the Convertible Notes, satisfy its obligations in connection with any redeemed Convertible Notes by issuing an amount of subordinate voting shares (“Shares”) per US$1,000 of redeemed principal amount that is calculated based on the average of daily volume-weighted average trading prices of the Shares for the thirty trading day period ending on May 24, 2023. All accrued but unpaid interest on any redeemed amounts for the period up to but excluding the Redemption Date will be paid in cash.

Prior to 5:00 p.m. (Eastern time) on May 31, 2023, holders of Convertible Notes will have the right to convert into Shares at a conversion rate of 17.7607 Shares per US$1,000 of principal amount, which is equivalent to a conversion price of approximately US$56.30 per Share.

No fractional shares will be issued upon any redemption or conversion, and Colliers shall satisfy any fractional shares by way of cash payment in accordance with the terms of the indenture governing the Convertible Notes.

Holders of Convertible Notes are encouraged to consult their applicable financial institution to obtain advice regarding the redemption or conversion process.

This press release does not constitute an offer to sell or a solicitation to buy any of the securities described herein, nor shall there be any offer, solicitation, or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Colliers

Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 65 countries, our 18,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 28 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.5 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors, and our people. Learn more at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Forward-looking Statements

This press release includes or may include forward-looking statements, including regarding redemption of the Convertible Notes. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include the risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators, including the Company’s most recently filed annual information form which is available on SEDAR at www.sedar.com and is filed with the Company’s most recently filed annual report on Form 40-F and is available on EDGAR at www.sec.gov. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Christian Mayer
Chief Financial Officer
(416) 960-9500